02006568

SE[illegible] [illegible]S [illegible]E COMMISSION
[illegible]ashington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 8707

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

RECD S.E.C.
MAR 4 2002
516

NAME OF BROKER-DEALER: Dorn & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

216 E. Washington
(No. and Street)

Fergus Falls (City) MN (State) 56538-0748 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Larry Dorn 218 - 739 - 5236
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
APR 0 4 2002
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ness, Waller, Pearson & Co., Ltd.
(Name – *if individual, state last, first, middle name*)

(Address) Alexandria (City) MN (State) 56308 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

 Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Larry (Russell) Dorn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dorn & Company, Incorporated, as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title


JACQUELYN K. MAETHNER
NOTARY PUBLIC-MINNESOTA
OTTER TAIL COUNTY
COMMISSION EXPIRES 1-31-2005

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DORN & CO., INC.

Fergus Falls, Minnesota

Report on Audit

Years Ended December 31, 2001 and 2000

Ness, Waller, Pearson & Co., Ltd.

Alexandria, Minnesota

TABLE OF CONTENTS

F:\WP6\REPORT\456303.REP

Easton Place
510 22nd Ave E • Suite 501
Alexandria, Minnesota 56308

Telephone: (320) 763-6568
Fax: (320) 763-6297

NESS WALLER PEARSON & CO., LTD.

Certified Public Accountants

H. DAN NESS, C.P.A. RETIRED
STEPHEN I. WALLER, C.P.A. RETIRED

LAWRENCE F. PEARSON, C.P.A.
JAMES J. MEGEL, C.P.A.
DENNIS L. SCHMIDT, C.P.A.

RICHARD A. VOLKER, C.P.A.
CAROL L. THALMAN, C.P.A.
NICOLE L. KLIMEK, C.P.A.

INDEPENDENT AUDITORS' REPORT

Mr. Larry Dorn, President
Dorn & Co., Inc.
Fergus Falls, Minnesota

We have audited the accompanying statements of financial condition of Dorn & Co., Inc., (a Minnesota corporation) as of December 31, 2001 and 2000, and the related statements of income and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dorn & Co., Inc. at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit has been made primarily for the purpose of formulating an opinion on the basic financial statements taken as a whole. The information contained in pages 11 through 14, although not considered necessary for a fair presentation of the financial position and results of operations in conformity with generally accepted accounting principles, is presented for supplementary analysis purposes. This information has been subjected to the same audit procedures applied in the examination of the basic financial statements and is, in our opinion, fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ness, Waller, Pearson & Co., Ltd

January 10, 2002

DORN & CO., INC.
STATEMENTS OF FINANCIAL CONDITION

ASSETS

	December 31, 2001	December 31, 2000
CURRENT ASSETS		
Cash		
Operating account	$ 45,006	$ 6,250
Savings accounts	1,308	162,798
Accounts receivable		
Commissions receivable	3,691	1,089
Brokers and dealers - open transactions	27,958	40,001
Trading and investment securities, at market	532,207	268,550
Prepaid expenses	3,077	3,550
Income tax receivables		2,540
Total Current Assets	$ 613,247	484,778
PROPERTY AND EQUIPMENT, at cost		
Office equipment	$ 191,426	$ 175,699
Leasehold improvements	303,366	303,365
	$ 494,792	$ 479,064
Less accumulated depreciation	261,636	235,059
Total Property and Equipment	$ 233,156	$ 244,005
OTHER ASSETS		
Investment in antique personal property	$ 31,607	$ 28,407
Clearing deposit	25,000	25,000
Total Other Assets	$ 56,607	$ 53,407
	$ 903,010	$ 782,190

See accompanying Notes to Financial Statements.

DORN & CO., INC.
STATEMENTS OF FINANCIAL CONDITION

	December 31,	
	2001	2000

LIABILITIES AND STOCKHOLDER'S EQUITY

	2001	2000
CURRENT LIABILITIES		
Accounts payable		
Dain trading payable	$ 230,991	$ 114,516
Vendors - trade obligations	1,820	2,124
Accrued income taxes	3,000	
Accrued expenses	8,887	12,639
Total Current Liabilities	$ 244,698	$ 129,279
STOCKHOLDER'S EQUITY		
Common stock		
Par value $10		
Authorized - 25,000 shares		
Issued and Outstanding - 6,000 shares	$ 60,000	$ 60,000
Retained earnings	598,312	592,911
Total Stockholder's Equity	$ 658,312	$ 652,911
	$ 903,010	$ 782,190

See accompanying Notes to Financial Statements.

DORN & CO., INC.
STATEMENTS OF FINANCIAL CONDITION

	For the Years Ended December 31,	
	2001	2000
INCOME		
Gain on sale and holding of trading account securities	$ 209,085	$ 253,594
Commissions on security sales	30,583	52,417
Commissions and concessions on mutual funds	550,083	624,688
Annuity fees	14,342	14,023
Dividends and interest earned	19,921	22,298
Other income	747	90
Total Income	$ 824,761	$ 967,110
EXPENSES		
Salaries and commissions		
Executive	$ 205,000	$ 275,000
Registered representative	103,042	138,976
Office and clerical	152,632	168,495
Payroll taxes	27,141	29,663
Advertising	23,685	24,811
Bank service and clearing charges	34,103	34,353
Depreciation	26,577	24,754
Client expense/Expos	5,196	6,244
Utilities and building occupancy	19,188	17,937
Licenses, bonds and insurance	8,786	8,735
Memberships, books, dues and subscriptions	15,487	9,105
Office supplies and expense	12,457	23,148
Postage	11,091	8,373
Professional services	7,287	13,448
Rents	60,000	60,000
Travel and entertainment	13,754	14,231
Telephone	11,463	14,995
Employee benefits	17,905	22,408
Profit sharing trust contributions	60,799	70,753
Total Expenses	$ 815,593	$ 965,429
INCOME BEFORE PROVISIONS FOR INCOME TAXES	$ 9,168	$ 1,681
PROVISIONS FOR INCOME TAXES	$ 3,767	$ 824
NET INCOME FOR YEAR	$ 5,401	$ 857

See accompanying Notes to Financial Statements.

DORN & CO., INC.
STATEMENTS OF CHANGES IN RETAINED EARNINGS

	December 31,	
	2001	2000
RETAINED EARNINGS, BEGINNING OF YEAR	$592,911	$592,054
NET INCOME	5,401	857
RETAINED EARNINGS, END OF YEAR	$598,312	$592,911

See accompanying Notes to Financial Statements.

DORN & CO., INC.
STATEMENTS OF CASH FLOWS

	December 31,	
	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash received from customers and clients	$ 3,821,500	$ 5,260,043
Cash payments to brokers, vendors and employees	(3,945,941)	(5,390,073)
Interest and dividends received	20,668	22,298
Income taxes paid		(2,694)
Interest paid	(33)	(51)
Net Cash Provided (Used) by Operating Activities	$ (103,806)	$ (110,477)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	$ (15,728)	$ (28,354)
Purchase of other assets	(3,200)	
Proceeds from sale of other assets		80
Net Cash Provided (Used) by Investing Activities	$ (18,928)	$ (28,274)
CASH FLOWS FROM FINANCING ACTIVITIES		
Principal payments on short term debt		$ (25,000)
Proceeds from issuance of short-term debt		25,000
Net Cash Provided (Used) by Financing Activities	$ 0	$ 0
NET INCREASE IN CASH	$ (122,734)	$ (138,751)
CASH - beginning of year	169,048	307,799
CASH - end of year	$ 46,314	$ 169,048

See accompanying Notes to Financial Statements.

DORN & CO., INC.
STATEMENTS OF CASH FLOWS

	December 31,	
	2001	2000
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED FROM (USED) BY OPERATING ACTIVITIES		
Net income	$ 5,401	$ 857
Adjustments to Reconcile Net Income to Net Cash Provided (Used) by Operating Activities		
Depreciation	$ 26,577	$ 24,754
Loss on abandonment of equipment		76
Gain on sale of assets		(80)
Changes in assets and liabilities		
(Increase) decrease in accounts receivable	9,441	24,980
(Increase) decrease in trading account	(263,657)	(268,550)
(Increase) decrease in prepaid expenses	473	(855)
(Increase) decrease in other assets	2,540	(2,540)
Increase (decrease) in accounts payable	(304)	(4,990)
Increase (decrease) in other liabilities	112,723	117,741
Increase (decrease) in accrued income taxes	3,000	(1,870)
Total Adjustments	$ (109,207)	$(111,334)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	$ (103,806)	$(110,477)

	2001	2000
CASH AND CASH EQUIVALENTS		
Operating Account	$ 45,006	$ 6,250
Savings accounts	1,308	162,798
Total Cash and Cash Equivalents	$ 46,314	$ 169,048

See accompanying Notes to Financial Statements.

DORN & CO., INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business - The Company's business activities consists primarily of the purchase and sale of stocks, bonds and mutual funds, on its own behalf and as broker or agent for others, and the underwriting of certain securities issues. The Company has a Principal's license to operate in the states of Minnesota, North Dakota, and South Dakota. The Company is a registered insurance agent in the State of Minnesota. Records are maintained on the accrual basis whereby revenues are recognized as they are earned and expenses are reported as they are incurred. Security-related transactions are recorded on the basis of trade dates.

Securities Clearing - During 1999, Dorn & Co., Inc., completed the conversion from a self-clearing broker to becoming fully-disclosed through RBC Dain Correspondent Services (DCS), a division of RBC Dain Rauscher Incorporated, a Minnesota corporation. Prior to the conversion on October 6, 1999, the Company used Pershing (A Division of Donaldson, Lufkin, and Jenrette Securities Corporation) as a clearing house for securities and investment transactions of customers.

Securities Insurance - Securities held in custody by DCS (The Company's Clearing Firm) are protected up to a total of $25,000,000 per account. Of this total, Securities Investor Protection Corporation (SIPC) provides $500,000, of which $100,000 may be in cash. The remaining $24,500,000 of coverage on securities only is provided by DCS through a commercial insurer. Investment Access and RBC Dain Rauscher Retirement accounts are protected up to a total of $35,000,000. The account protection applies when a SIPC member firm fails financially and is unable to meet obligations to securities customers, but it does not protect against losses from the rise and fall in market value of investments.

Investment Securities - Trading and investment securities are valued at quoted market values. Unrealized gains and losses are included in operations. Unrealized gains (losses) on trading account securities total ($17,343) and ($100) at December 31, 2001 and 2000. The decreases of $17,343 and $100 have been reflected in operations of the year ended December 31, 2001 and 2000, respectively.

Property and Equipment - Property and equipment is recorded at cost less accumulated depreciation to date. Depreciation is computed on the straight-line method.

The Company's investment in antique personal property is valued at cost. Market value is not available for these assets. No depreciation is provided since they are deemed to have retained their value.

Cash and Cash Equivalents - For purposes of the statement of cash flows the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash flows from purchase and sales of debt and equity securities carried in the trading account are classified as operating activities. Customer and broker accounts and short-term borrowings having original maturities of three months or less are reported net.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes - These financial statements, prepared in accordance with generally accepted accounting principles, required the use of management estimates in many reporting areas.

NOTE 2 - INCOME TAX

An income tax payable of $3,000 resulted from operations during year ending December 31, 2001.

A deferred tax asset consisting of the following exists:

	December 31, 2001
Current	
Federal	$ 259
State	0
	$ 259
Valuation allowance	(259)
Net Deferred Taxes	$ 0

The Company's deferred tax asset represents the tax effects of a current net operating loss carry forward. The net operating loss carry forward expires in 2020.

NOTE 3 - NOTES PAYABLE

A line of credit was in effect in the amount of $1,000,000 at December 31, 2001 and 2000. Amounts owed are due on demand, and interest is payable at rates tied to a predetermined base rate. There was no outstanding balance as of December 31, 2001 or 2000.

NOTE 4 - PROFIT SHARING TRUST FUND

The Company has adopted a non-contributory profit sharing plan covering all full-time employees with one or more years of service, to which it has been paying a cash amount approximating 15 percent of the eligible salaries of those employees who have fulfilled the length of service requirement. Contributions to the plan are discretionary and totaled $60,799 and $70,753 for 2001 and 2000.

NOTE 5 - NET CAPITAL REQUIREMENTS

As a registered Broker-Dealer, Dorn & Co., Inc. is subject to the requirements of Rule 15(c)3-1 of the Securities Exchange Act of 1934. The basic concept of the rule is liquidity, its object being to require a Broker-Dealer to have at all times sufficient liquid assets to cover its current indebtedness. Specifically, the rule requires a self-clearing broker to maintain a minimum of $250,000 in net capital, and prohibits a Broker-Dealer from permitting its aggregate indebtedness to exceed fifteen times its net capital as those terms are defined. Although Dorn & Co., Inc. is no longer self-clearing, it still has chosen to maintain a minimum net capital of $250,000 in order to act as a principal. At December 31, 2001, aggregated indebtedness and net capital were $244,698 and $353,306, respectively, a ratio of 0.69 to 1. At December 31, 2000, aggregate indebtedness and net capital were $129,280 and $356,953, respectively, a ratio of 0.36 to 1.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company maintains its offices in a building owned by its sole shareholder, and paid an amount of $60,000 for rent in 2001 and 2000. The building is leased on a month to month basis, and the Company pays all occupancy costs.

Corporate indebtedness at Community First National Bank of Fergus Falls, described in Note 3 above, has been personally guaranteed by the Company's sole shareholder.

NOTE 7 - CREDIT RISK

Amounts on deposit in the corporation bank account frequently exceeded the $100,000 FDIC coverage for depositors. This results in a credit risk as defined by Financial Accounting Standards Board Opinion No. 105. Amounts on deposit with RBC Dain are covered by Securities Investor Protection Corporation (SIPC) as disclosed in Note 1, Securities Insurance.

Other financial instruments subject to off-balance-sheet credit risk include accounts receivable, and trading and investment securities. The Company does not require collateral or other security to support receivables. At December 31, 2001, the Company had accounts receivable from customer open transactions of $0.

The value of trading and investment securities is based on market values of the specific issues and thus subject to market fluctuations.

NOTE 8 - FAIR VALUE OF FINANCIAL INSTRUMENTS

For most financial instruments owned by the Company, including cash, accounts receivable and payable, and notes payable the fair value approximates their carrying value because of their short-term nature or because their interest rates are equal to current market rates. Trading and investment securities are valued on the financial statements at current market values as of December 31, 2001 and 2000. Such market values represent a fair value of these financial instruments. It was not practical to estimate the fair value of investment in antique personal property because a limited market exists for their sale or resale.

SUPPLEMENTAL INFORMATION

DORN & CO., INC.
COMPUTATION OF NET CAPITAL / RECONCILIATION
DECEMBER 31, 2001

TOTAL STOCKHOLDERS' EQUITY per statement of financial condition		$658,312
DEDUCTIONS		
Unallowable Assets		
Prepaid expenses		$ 3,077
Property and equipment - net of accumulated depreciation		233,155
Investment in antique personal property		31,607
Haircuts on Trading Account Securities		
Municipal bonds		$ 37,167
Total Deductions		$305,006
NET CAPITAL		$353,306
TOTAL LIABILITIES - per statement of financial condition		$244,698
DEDUCTIONS		0
AGGREGATE INDEBTEDNESS		$244,698
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.69 to 1

[1]

[1]The above computation of net capital was compared to the computation of net capital for the December 31, 2001 FOCUS filing and no material differences existed.

See Independent Auditor's Report

DORN & CO., INC.
TRADING AND INVESTMENT SECURITIES
DECEMBER 31, 2001

	Market Value	Cost
CORPORATE STOCKS		
None held		
MUNICIPAL BONDS		
Hennepin County MN GO Bonds 5.000% $65,000 par value	$ 62,288	$ 63,700
Hennepin County MN Regl PR Bonds 5.000% $205,000 par value	197,657	200,900
St. Cloud MN GO Bonds, 5.000% $155,000 par value	148,058	150,350
St. Paul MN Housing and Redevelopment Bonds, 5.300%, $130,000 par value	114,475	124,800
CORPORATE BONDS		
Federal Home Loans & Mortgage Corp., 6.750%, $10,000 par value	9,729	9,800
	$532,207	$549,550

See Independent Auditors' Report.

DORN & CO., INC.
INSURANCE IN FORCE
DECEMBER 31, 2001

EMPLOYEES	Worker's compensation	Statutory
	Profit Sharing Blanket bond	100M
BUSINESS OWNER'S POLICY	Business liability	1,000M
	Medical expense	5M
	Tenant's fire, legal	50M
	Hired/non-owned autos	1,000M
	Building replacement	302,700
	Business personal property	100M
	Valuable papers	10M
	Business interruption	12 months
	Outdoor signs	5M
STOCKBROKERS	Blanket bond (10M deductible)	300M
	Fidelity and deposit (5M deductible)	25M
	Audit expense coverage	25M
	Unauthorized signatures	25M
SECURITY BOND	North Dakota blue sky	25M
	Seaboard Security STAMP (5M deductible)	100M
MAIL	First Class mail/Certified mail/Overnight	
	Non-negotiable	5,000M
	Negotiable	5,000M

See Independent Auditors' Report.